                                                                 Item 2
ICICI Limited

ICICI Q3:99-2000 - Profit After Tax Up By 27%

The Board of Directors of ICICI (NYSE: IC and IC.d) at its meeting held in Mumbai today, approved the audited accounts of ICICI for the nine month period ended December 31, 1999.

Profit after tax for Q3:99-2000 amounted to Rs. 271 crore (including extraordinary income of Rs. 19 crore), an increase of 27% over Rs. 213 crore in the corresponding quarter of the previous year. During the nine month period ended December 31, 1999, profit before tax and provisions was Rs. 1,314 crore compared to Rs. 1,095 crore in the corresponding period of the previous year, registering a growth of 20%. Notwithstanding the enhanced provisions and write-offs of Rs. 435 crore in the nine month period ended December 31, 1999 (Rs. 302 crore in the corresponding period of the previous year), profit after tax amounted to Rs. 811 crore (including extraordinary income of Rs. 19 crore). This represented an increase of 12.6% over the corresponding figure of Rs. 721 crore* in the previous year.

The net NPAs outstanding was Rs. 3,649 crore and the net NPA ratio as per Indian GAAP was 7.4% at December 31, 1999. As per the RBI clarification issued in December 1999, the general provision held against standard assets has not been netted off. If general provisions were netted off, the net NPL ratio at December 31, 1999 would have been 7.1%.

Business Operations

During the nine month period ended December 31, 1999, ICICI's approvals aggregated Rs. 32,671 crore, as against Rs. 27,490 crore for the corresponding period in the previous year, thereby registering a 19% growth. During the same period, ICICI's disbursements aggregated Rs. 17,017 crore compared to Rs. 13,804 crore for the corresponding period in the previous year, registering a growth of 23%. Corporate finance assistances accounted for 38% of approvals and 45% of disbursements. Retail finance approvals and disbursals were 1.4% and 2.0% of aggregate approvals and disbursals respectively.

*Comprises ICICI's reported profit of Rs. 726 crore and attributable loss of Rs. 5 crore of erstwhile Anagram Finance which was merged with ICICI effective April 1, 1998.

e-Commerce Initiatives

To capitalise on the opportunities presented by the paradigm shift taking place with the advent of e-commerce, ICICI has formed a specialised group-wide e-commerce team. ICICI Group has launched a number of strategic initiatives on the Internet including ICICI Direct - India's first Internet stock trading service and started work on an Open Payment Gateway for B2B and B2C segments in association with Compaq and QSI Payment Systems of Australia. We also offered our customers for the first time, an Internet based B2B payment module "i-Payments" for purchasers and sellers to effect payments online. A critical mass of customers, vendors and distributors have signed up for a closed e-commerce group. This links corporate clients together with their vendors and distributors in a closed loop facilitating ease of funds transfer and inventory control.

Settlements

ICICI continued to focus on its initiatives in respect of recovery and settlements from problem cases. During the period under review, ICICI settled dues aggregating Rs. 289 crore from 77 cases (Rs. 264 crore from 66 cases in the corresponding period last year). The present value of principal dues settled was about 76% during this period.

Resources

During the nine month period ended December 31, 1999, ICICI mobilised medium and long-term rupee resources of Rs. 12,284 crore, including Rs. 1,620 crore mobilised through five public issue of bonds from about 430,000 retail investors. As a part of its "click and brick" strategy, ICICI today has 70 ICICI Centres across the country.

Capital Adequacy

Capital adequacy ratio was 17.7% at December 31, 1999 with Tier-1 capital adequacy ratio at 11.8%.

Performance of Subsidiaries

The ICICI Group operates as a virtual Universal Bank offering the complete range of products and services to corporate and retail customers in India. ICICI Bank's net profit in Q3: 99-2000, more than doubled to Rs. 28 crore as compared with Rs. 14 crore for the corresponding quarter in the previous year. The profit after tax for ICICI Securities for the quarter ended Q3: 99-2000 increased by 276% to Rs. 16 crore from Rs. 4 crore in the corresponding period in the previous year. ICICI Venture registered more than 500% rise in profits in Q3:99-2000 from Rs. 3 crore to Rs. 22 crore.

Summary Profit and Loss Statement (Indian GAAP)
                                                                       Rs. crore

-------------------------------------------------------------------------------------------------------------
                                    Q3:         Q3:      Growth    Apr-Dec     Apr-Dec    Growth    FY:98-99
                                1998-99     1999-00           %       1998        1999         %
-------------------------------------------------------------------------------------------------------------
Fund based income                 1,773       2,116        19.3      5,145       6,067      17.9       7,031
-------------------------------------------------------------------------------------------------------------
Less : Interest and               1,431       1,645        14.9      4,128       4,759      15.3       5,638
depreciation charges
-------------------------------------------------------------------------------------------------------------
Net fund based income               342         472        37.8      1,017       1,308      28.6       1,393
-------------------------------------------------------------------------------------------------------------
Add : Fees and commissions           50          65        30.2        175         205      17.1         311
-------------------------------------------------------------------------------------------------------------
Net income from operations          392         537        36.8      1,192       1,513      26.9       1,704
-------------------------------------------------------------------------------------------------------------
Less : Operating expenses            52          72        40.4        156         214      37.4         226
-------------------------------------------------------------------------------------------------------------
Profit from operations              341         464        36.3      1,036       1,299      25.3       1,478
-------------------------------------------------------------------------------------------------------------
Add : Other income*                   7           4       (44.6)        59          15     (74.2)         90
-------------------------------------------------------------------------------------------------------------
Profit before provisions            348         469        34.6      1,095       1,314      20.0       1,568
and tax
-------------------------------------------------------------------------------------------------------------
Less : Provisions and               114         189        66.1        302         435      44.3         472
write-offs
-------------------------------------------------------------------------------------------------------------
- For loans & debentures             88         135        52.9        241         324      34.6         364
-------------------------------------------------------------------------------------------------------------
- For investments                    26          54       111.3         61         111      82.8         108
-------------------------------------------------------------------------------------------------------------
Profit before tax                   234         280        19.3        793         879      10.7       1,096
-------------------------------------------------------------------------------------------------------------
Less : Provision for tax             21          27        30.5         72          87      19.2          95
-------------------------------------------------------------------------------------------------------------
Profit after tax                    213         252        18.1        721         792       9.9       1,001
-------------------------------------------------------------------------------------------------------------
Add : Extraordinary gains             -          19           -          -          19         -           -
-------------------------------------------------------------------------------------------------------------
Profit after tax (including         213         271        27.2        721         811      12.6       1,001
extraordinary gains)
-------------------------------------------------------------------------------------------------------------
*Other income for Apr-Dec 1998 and FY: 1998-99 includes profit on account of repurchase of foreign currency bonds of Rs. 38 crore and Rs. 45 crore, respectively.

Summary Balance Sheet (Indian GAAP)                   Rs. crore
------------------------------------------------------------------------------------------------------------
                                                      Dec 31, 1998   Dec 31, 1999    Growth %   Mar 31, 1999
------------------------------------------------------------------------------------------------------------
Net loans and debentures                                    40,895         45,183        10.5        42,010
------------------------------------------------------------------------------------------------------------
Other Investments                                            2,514          3,114        23.9         2,598
------------------------------------------------------------------------------------------------------------
Current assets                                               9,142         11,512        25.9         9,903
------------------------------------------------------------------------------------------------------------
Fixed assets                                                 3,164          4,433        40.1         3,717
------------------------------------------------------------------------------------------------------------
Miscellaneous expenditure                                      285            315        10.4           319
------------------------------------------------------------------------------------------------------------
Total assets                                                56,000         64,557        15.3        58,547
------------------------------------------------------------------------------------------------------------
Shareholders' equity and reserves                            5,228          8,016        53.3         5,135
------------------------------------------------------------------------------------------------------------
Of which : Equity capital                                      480            768        60.0           480
------------------------------------------------------------------------------------------------------------
Preference capital                                           1,229          1,308         6.4         1,383
------------------------------------------------------------------------------------------------------------
Borrowings                                                  45,691         50,799        11.2        47,659
------------------------------------------------------------------------------------------------------------
Current liabilities                                          3,852          4,434        15.1         4,370
------------------------------------------------------------------------------------------------------------
Total liabilities                                           56,000         64,557        15.3        58,547
------------------------------------------------------------------------------------------------------------

Except for the historical information contained herein, statements in this release which contain words or phrases such as "will", "aim", "will likely result", "believe", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations of such expressions may constitute "forward-looking statements". These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion, the adequacy of our allowance for credit losses, technological changes, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by ICICI Limited with the Securities and Exchange Commission of the United States. ICICI undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

January 28, 2000

For further investor queries:

Contact: A.P Singh at 91-22-653 6262 or email at singhap@icici.com


END